HEVO, Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the years ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Consolidated Financial Statements

HEVO, Inc.

Table of Contents

Independent Accountant's Auditor Report   FS-3

Audited Consolidated Financial Statements as of December 31, 2024 and 2023:

    Consolidated Balance Sheets   FS-5

    Consolidated Statements of Operations   FS-7

    Consolidated Statements of Changes in Stockholders' Deficit   FS-8

    Consolidated Statements of Cash Flows   FS-9

    Notes to Consolidated Financial Statements   FS-10





Independent Auditor's Report

May 1, 2025
To: Board of Directors of HEVO Inc.
Attn: Jeremy McCool, CEO
Re: 2024-2023 Financial Statement Audit – HEVO Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of HEVO Inc., which comprise the consolidated balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of HEVO Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of HEVO Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about HEVO Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.





In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HEVO Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about HEVO Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 1, 2025



HEVO Inc.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 27,940	$ 26,474
Accounts receivable	108,430	249,650
Inventories	137,932	137,932
Prepaid and other current assets	94,843	115,193
Total Current Assets	369,145	529,249
Noncurrent Assets		
Property and equipment, net	101,855	191,476
Right-of-use asset, net	109,878	296,825
Intangible assets, net	570,664	701,414
Deposits	22,120	22,120
Total Noncurrent Assets	804,517	1,211,835
Total Assets	$ 1,173,662	$ 1,741,084

(continued on next page)

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2024 and 2023
(Audited)

		2024		2023
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities				
Accounts payable	$	414,331	$	1,020,443
Accrued expenses		3,029,768		2,091,029
Deferred revenue		-		29,050
Shareholder loans		18,180		29,643
Current portion of lease liability		111,517		178,674
Current portion of notes payable		9,215		47,578
Total Current Liabilities		3,583,011		3,396,417
Long-Term Liabilities				
Lease liability, net of current portion		-		120,844
Loan payable		1,000,000		1,000,000
Convertible note payable		500,000		500,000
Total Long-Term Liabilities		1,500,000		1,620,844
Total Liabilities		5,083,011		5,017,261
Stockholders' Deficit				
Common stock voting, $0.0001 par value; 20,000,000 authorized, 6,253,966 shares issued and outstanding as of December 31, 2024 and 2023		625		625
Common stock non-voting, $0.0001 par value; 10,000,000 authorized, 1,010,417 shares issued and outstanding as of December 31, 2024 and 2023		102		102
Preferred stock, $0.0001 par value; 10,000,000 authorized, 6,189,370 shares issued and outstanding as of December 31, 2024 and 2023		619		619
Additional paid-in capital		11,434,860		10,646,900
Common stock warrants receivable		(180,000)		-
SAFE notes		8,001,318		6,213,118
Accumulated deficit		(23,166,873)		(20,137,541)
Total Stockholders' Deficit		(3,909,349)		(3,276,177)
Total Liabilities and Stockholders' Deficit	$	1,173,662	$	1,741,084

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 325,291	$ 409,595
Cost of goods sold	(551,608)	(94,899)
Gross Profit (Loss)	(226,317)	314,696
Operating Expenses		
Salaries and wages	1,684,360	2,530,531
Facilities	248,213	204,263
General and administrative	240,160	608,446
Legal and professional fees	212,341	1,013,534
Depreciation and amortization	180,199	225,093
Contract labor	171,510	129,152
Stock based compensation	(109,040)	304,700
Royalty	75,000	59,980
Equipment rental and small tools	52,862	89,169
Research and development	14,909	7,150
Advertising and marketing	8,570	69,659
Total Operating Expenses	2,779,084	5,241,677
Other Income (Expense)		
Interest expense	(19,960)	(40,103)
Other expense, net of other income	(18,771)	11,066
Gain (loss) on disposition of assets	14,800	(2,311)
Grant income	-	15,000
Total Other Expense, Net	(23,931)	(16,348)
Net Loss	$ (3,029,332)	$ (4,943,329)

The accompanying notes are an integral part of these consolidated financial statements.


HEVO Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Year Ended December 31, 2024 and 2023
(Audited)


	Common Stock Voting Value	Common Stock Non-Voting Value	Preferred Stock Value	Additional Paid-in Capital	Common Stock Warrants Subscription Receivable	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Deficit
Balance as of December 31, 2022	$ 625	$ 102	$ 619	$ 10,342,200	$ -	$ 4,277,339	$(15,194,212)	$ (573,327)
Stock-based compensation	-	-	-	304,700	-	-	-	304,700
Issuance of SAFE Notes	-	-	-	-	-	1,935,779	-	1,935,779
Net loss	-	-	-	-	-	-	(4,943,329)	(4,943,329)
Balance as of December 31, 2023	625	102	619	10,646,900	-	6,213,118	(20,137,541)	(3,276,177)
Stock-based compensation	-	-	-	(109,040)	-	-	-	(109,040)
Issuance of common stock warrants	-	-	-	897,000	(180,000)	-	-	717,000
Issuance of SAFE Notes	-	-	-	-	-	1,788,200	-	1,788,200
Net loss	-	-	-	-	-	-	(3,029,332)	(3,029,332)
Balance as of December 31, 2024	$ 625	$ 102	$ 619	$ 11,434,860	$ (180,000)	$ 8,001,318	$(23,166,873)	$(3,909,349)

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (3,029,332)	$ (4,943,329)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	180,199	225,093
Stock-based compensation	(109,040)	304,700
(Gain) Loss of disposition of Assets	(14,800)	2,311
ROU asset and lease liability	(1,054)	1,405
Changes in operating assets and liabilities:		
Accounts receivable	141,220	(182,633)
Inventory	-	43,427
Prepaid and other current assets	20,350	(29,249)
Deposits	-	49,045
Accounts payable	(606,112)	465,609
Accrued expenses	938,739	1,303,300
Deferred revenue	(29,050)	(87,670)
Net cash used in operating activities	(2,508,880)	(2,847,991)
Cash Flows from Investing Activities		
Machinery and equipment	54,972	(27,747)
Intangible assets	-	(22,784)
Net cash from (used in) investing activities	54,972	(50,531)
Cash Flows from Financing Activities		
Issuance of common stock warrants	717,000	-
Issuance of SAFE notes	1,788,200	1,935,779
Proceeds from loans	-	1,226,245
Repayment of loans	(49,826)	(250,701)
Net cash from financing activities	2,455,374	2,911,323
Net change in cash and cash equivalents	1,466	12,801
Cash and cash equivalents at beginning of year	26,474	13,673
Cash and cash equivalents at end of year	$ 27,940	$ 26,474
Supplemental information:		
Interest paid	$ -	$ 5,227

The accompanying footnotes are an integral part of these consolidated financial statements.

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

HEVO, Inc. was organized under the laws of the State of Delaware on November 1, 2011. The Company was founded to provide safe, seamless, and universal wireless charging equipment and software that can improve the efficiency of charging electric vehicles (EV). The Company's product, the Rezonant E8 is an 8kW Level 2 charger is the "only wireless and plug-in capable electric vehicle charger in the world". The Rezonant E8 is the "first wireless charger that has met SAE-J2954 specifications and has also completed UL-2750 safety testing". The Company's headquarters are in Brooklyn, New York.

Since November 1, 2011, the Company has relied upon its shareholders and grants for funding cash flow to pay for operating expenses (see discussions below). For the period from inception to December 31, 2024, the Company has generated losses aggregating more than $23 million. These matters do raise concern about the Company's ability to continue as a going concern (see Note 14).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HEVO Europe BV and HEVO Power Limited (collectively, which may be referred to as the "Company", "we," "us," or "our"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2024 and 2023 include the results of operations of HEVO Europe BV and HEVO Power Europe Ltd as of their respective dates of incorporation.

Subsidiaries

The Company's wholly owned subsidiary, HEVO Europe BV, was registered in the Netherlands on May 13, 2015.

The Company's wholly owned subsidiary, HEVO Power Limited, was registered in England and Wales on September 7, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying consolidated financial statements include recordings of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts due under contractual terms. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company evaluates its accounts receivable for impairment in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. This model requires the recognition of lifetime expected credit losses at the time the financial asset is originated or acquired. The Company estimates expected credit losses based on historical experience, current economic conditions, and reasonable and supportable forecasts.

As part of its credit risk management, the Company routinely assesses the financial condition of its customers and monitors outstanding balances. Based on this evaluation, management determined that the expected credit losses related to accounts receivable were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2024 or 2023.

As of December 31, 2024 and 2023, the Company had gross accounts receivable of $108,430 and $249,650, respectively.

Inventories

Inventories consist of raw materials comprising mechanical parts, printed circuit boards, electrical components and polycarbonates and are recorded at the lower of cost (first -in, first out) or net realizable value. The Company periodically reviews the value of items in inventories and provides write-downs or write-offs of inventories based on its assessment of slow-moving inventories. There were no inventories write-off for the years ended December 31, 2024 and 2023.

Also included in inventories are the value of demonstration equipment that is currently being used for off-site demonstrations. Management intends to use the demonstration equipment for a period of no longer than one year and subsequently sell the equipment.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 and 2023.

Intangible Assets – Patents

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2024 and 2023.

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

Intangible Assets – Domain/Website Development Costs

Domain name costs are accounted for in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC 350-50) guidance pertaining to Intangibles-Goodwill and Other, Website Development Costs. Certain modules and components of the Company's overall website development are ready for their intended use and the Company's resulting websites are currently operational. Accordingly, the annual domain name renewal fees are currently being amortized over one year and the purchase of any new domain names are the only amounts being capitalized. Since the ownership of each domain name can be renewed for a nominal renewal fee each year prior to their expiration date, the useful lives of the domain names are deemed to be indefinite and no amortization of the capitalized costs for the domain names will be recorded. As of December 31, 2024 and 2023, the Company had capitalized costs related to domain/website development costs totaling $25,000.

Internally Developed Software to be Sold, Leased, or Marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2024 and 2023, the Company had capitalized costs related to internally developed software totaling $455,048 and $455,048, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include accrued compensation and payroll liabilities, royalties, interest on outstanding debt, and other routine operating expenses. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle.

Stock and Equity Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense.

The Company measures and recognizes compensation expenses for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

The Company recognizes revenue primarily from the following types of contracts:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer.
- Services – Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.
- Shipping income.

Shipping and handling activities performed by the Company before the transfer of control of a good are fulfillment activities rather than promised services and are included in cost of goods. For shipping and handling activities performed after the customer obtains controls of the good, as permitted under ASC 606-10-25-18B the company has elected to account for shipping and handling as a promised service to the customer. As a result, any amounts received from customers for such activities are recognized as revenue and the costs of providing the service are recorded in cost of goods sold.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2024 and 2023, the Company has deferred revenue amounting to $0 and $29,050, respectively.

In 2024 and 2023, revenue recognized from deferred revenue performance obligations generated in previous periods totaled $0 and $87,670, respectively.

Grant Income

Income from government grants is included in "Other income and expenses" on the Consolidated Statement of Operations, when it is probable that (a) the entity will comply with the conditions attached to the grant and (b) the grant will be received. The grant is recognized as income over the period necessary to match it with the related costs for which the grant is intended to compensate, on a systemic basis. For the years ended December 31, 2024 and 2023, the Company had grant income amounting to $0 and $15,000, respectively.

Research and Development

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met.

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

For the years ended December 31, 2024 and 2023, the Company had research and development amounting to $14,909 and $7,150, respectively.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $8,570 and $69,659, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2024 and 2023, the Company had no provision for federal or state income taxes due to operating losses incurred since inception. The Company has not recognized any deferred tax assets related to these losses, as the realization of such assets is not considered more likely than not at this time.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2024 and 2023. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2024 and 2023:

	2024		2023	
Raw materials	$	43,780	$	43,780
Demonstration equipment		94,152		94,152
Total Inventories	$	137,932	$	137,932

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

Inventory remained unchanged during 2024, with no purchases, usage, or product sales throughout the year. The balance as of December 31, 2024 and 2023, consists of pre-purchased components for a customer project still in development and is expected to be used in future production phases. The Company has assessed slow-moving inventory and determined that there was no need for write-downs.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023	Service Life Applied (Years)
Patents	$ 300,634	$ 300,634	15-20
Internally developed software	455,048	455,048	7
Domain name	25,000	25,000	15
Licenses of intellectual property	178,660	178,660	6
Less: accumulated amortization	(388,678)	(257,928)	
Total intangible assets, net	$ 570,664	$ 701,414	

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Furniture and fixtures	$ 83,419	$ 82,081
Machinery and equipment	123,827	165,116
Technology	28,714	27,734
Vehicles	20,575	88,075
Less: accumulated amortization	(154,680)	(171,530)
Total property and equipment, net	$ 101,855	$ 191,476

Depreciation expense for the years ended December 31, 2024 and 2023 were $49,449 and $46,021, respectively. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets of 3 to 7 years. Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

Gain on disposal of property and equipment for the year ended December 31, 2024 was $14,800. Loss on disposal of property and equipment for the year ended December 31, 2023 was $2,311.

NOTE 6 – CONVERTIBLE NOTE PAYABLE

On October 6, 2021, the Company executed a convertible note purchase agreement with New York State Energy Research and Development Authority (the "NYSERDA Note") in the principal amount of $500,000. The NYSERDA Note has a term of two years unless extended and bears interest at the annual rate of interest of 4% per annum and may be converted, at the option of NYSERDA and upon

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

the occurrence of certain events including a qualified financing of $1 million or more, into equity securities of the Company. NYSERDA also has the option to convert the note principal and any accrued and unpaid interest into a term loan prior to a qualified financing.

The convertible note payable includes the following conversion terms:

- Upon closing of an equity financing of at least $1 million dollars ("Qualified Financing") the outstanding balance of the notes shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note.
- In the event that on or before the maturity date (a) the Company has not consummated a Qualified Financing or (b) an extraordinary event has not occurred, on the maturity date the holder, at its option may elect to convert the outstanding balance into shares of common stock at a price per share equal to the then fair market value of the common stock.
- In the event that prior to a Qualified Financing, there is an extraordinary event, the outstanding balance shall be automatically converted into common stock at a price per share equal to the fair market value of the common stock at the time of such conversion.

As of December 31, 2024 and 2023, the convertible note payable was outstanding and has accrued interest of $66,000 and $45,333, respectively.

NOTE 7 – LOANS PAYABLE

Shareholders Loans

Certain shareholders extended loans to the Company during the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, the total loans outstanding totaled $18,180 and $29,643, respectively.

License Financing

In June 2023, the Company entered into a financing agreement with Arena Solutions for an Arena User License and other programs. The total consideration of $38,620 is payable as follows: $3,855 due 30 days from Arena's initial invoice, $3,855 due 120 days, $3,855 due 210 days, $3,855 due 300 days, $11,420 due 365 days, and $11,420 due 730 days from Arena's initial invoice. The balance of the related loan as of December 31, 2024 and 2023 is $9,215 and $38,620, respectively.

In February, 2023, the Company financed the purchase of intellectual property insurance with AON Premium Finance, LLC. The amount financed was $51,979 and is payable in 12 monthly installments of $4,725. The balance of the related loan as of December 31, 2024 and 2023 is $0 and $7,358, respectively.

In March, 2023, the Company financed the purchase of intellectual property insurance with AON Premium Finance, LLC. The amount financed was $34,374 and is payable in 8 monthly installments of $4,297. The balance of the related loan as of December 31, 2024 and 2023 is $0 and $1,960, respectively.

Loans payable

In 2023, the Company received $1,000,000, originally intended as an exclusive licensing payment for distribution rights in specific Eurasian countries. Following a mutual decision to sever ties, the

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

arrangement was converted into a long-term loan, with the Company agreeing to return the $1,000,000 when it is financially able to do so. The loan is non-interest bearing and is not expected to be repaid within 12 months from the reporting date. This amount remains outstanding as of December 31, 2024 and 2023.

NOTE 8 – INCOME TAXES

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences as of December 31, 2024 and 2023. Accordingly, the deferred tax assets have been reduced by a valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2024, the Company has net operating loss carryforwards for federal income tax purposes of approximately $23,160,622, which are available to offset future federal taxable income, if any, with no expiration date.

The Company has been granted an extension for its income tax return for the period ended December 31, 2024. Once filed the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 9 – EQUITY

Preferred Stock

In April 2020, the Company created a new class of preferred stock designated as Series A-1 Preferred Stock (the "Preferred Stock"). The rights attached to the Preferred Stock are set out in the Company's certificate of incorporation. The Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock at an initial conversion price of 1.45 common stock per preferred share. The Company had 10,000,000 shares of preferred stock authorized and 6,189,369 shares issued and outstanding as of both December 31, 2024 and 2023.

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of common stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before common stock stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to common stock immediately prior to such liquidation event.

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common Stock

As of December 31, 2024 and 2023, the Company was authorized to issue 30 million shares of common stock with a par value of $0.0001 per share. Of the shares of common stock authorized at those dates, 20 million were designated as voting common stock and 10 million as non-voting common stock. As of December 31, 2024 and 2023, there were 6,253,966 shares of voting common stock issued and outstanding. There were 1,010,417 shares of Non-Voting Common Stock issued and outstanding as of December 31, 2024 and 2023.

The holders of voting common stock are entitled to one vote for each share of voting common stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of voting common stock are not entitled to cumulative voting rights. The holders of the non-voting stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

SAFE Notes Payable

On August 17, 2021, the Company entered into an agreement with OpenDeal Broker LLC d/b/a the Capital R under which the Company engaged Capital R to host offerings of certain securities in compliance with the Securities Act of 1933 (the "Securities Act"); specifically under the Rule 506(c) exemption from registration under the Securities Act.

On September 28, 2021, the Company launched an offering pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFEs. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). The offering closed on February 19, 2022. As of December 31, 2022, the company had received $2,140,853 from rolling closes and direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

per share equal to the quotient of a pre-money valuation that ranges from $40,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In 2022, the Company launched an offering pursuant to Regulation CF, 506(c) of the Securities Act of up to $5,000,000 of SAFEs through the crowdfunding portals Republic and Wefunder. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg CF SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). The Republic offering closed on June 30, 2022. As of December 31, 2022, the Company had received $1,851,080 from rolling closes and direct investments under the Reg CF SAFE through Republic. The Wefunder offering closed on April 30, 2023. As of December 31, 2022, the company had received $285,046 from rolling closes and direct investments under the Reg CF SAFE through Wefunder. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $50,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In March 3, 2023, the Company offered to its own network and current pool of accredited shareholders pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). The offering closed in November 30, 2023 and the company received $905,500 from direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 85% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $50,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In December 13, 2023, the Company lowered the cap as a special offering to internal accredited investors pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). The offering closed on January 31, 2024 and received $548,796 from direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $25,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

The Company continued to offer to internal accredited investors pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). The offering closed on October 31, 2024 and received $1,788,200 from direct investments under the Reg D SAFE. The SAFEs are automatically convertible into Safe Preferred Stock on the completion a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $25,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

On November 1, 2024, the Company announced a special anniversary offering to internal accredited investors pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $2,000,000 (the "Reg D SAFE"). The offering closed on April 9, 2024, and received $897,000 from direct investments under the Reg D SAFE. The terms of the SAFE are as follows: $25M valuation cap SAFE note with penny warrant coverage of 25% of total investment; SAFE note implied price per share of $1.22/share with $25M cap. Every $10K of investment equates to an additional 2,047 shares of voting common stock via warrants.

The SAFEs are automatically convertible into Safe Preferred Stock on the completion a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $25,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

NOTE 10 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2013, the Company adopted its 2013 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2023, a total of 5,000,000 shares of common stock were authorized for issuance under the Company's stock-based compensation plan. At that date, no shares remained available

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

for issuance under the Plan. In general, shares subject to stock-based awards that are forfeited, cancelled, or repurchased are returned to the pool of shares available for issuance under the Plan. In 2024, the Plan was amended, and as a result, as of December 31, 2024, a total of 2,534,992 shares of common stock were authorized for issuance under the amended Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.38 to $0.85 per common share, having a weighted average exercise price of $0.71 per common share.

In 2023, the Company adopted its 2023 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2023 and 2024, a total of 4,500,000 shares of common stock were authorized for issuance under the plan, of which 3,343,167 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price is $0.65 per common share, having a weighted average exercise price of $0.65 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2023 and 2022 were as follows:

	2024	2023
Expected volatility	47.91% - 52.48%	90%
Risk-free interest rate	3.58% - 4.429%	4.25%
Dividend rate	0%	0%

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

Expected term (in years)	1 – 10	1 – 10

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2024 and 2023 were $382,279 and $304,700, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation were $288,739 and $671,018, respectively, as of December 31, 2024 and 2023.

NOTE 11 – CHANGE IN ACCOUNTING ESTIMATE – SHARE-BASED COMPENSATION EXPENSE

During the year ended December 31, 2024, the Company revised its estimation methodology for share-based compensation expense to align with updated valuation inputs and tracking tools provided by its equity management platform. In prior years, the Company calculated share-based compensation expense using a manual, spreadsheet-based method. Beginning in 2024, the Company transitioned to using system-generated valuations from Carta, which incorporate more robust and up-to-date inputs for estimating the fair value and recognition timing of equity awards. As a result of this change in estimate, the Company determined that the cumulative share-based compensation expense recognized as of December 31, 2023, was overstated by $491,318. In accordance with Accounting Standards Codification (ASC) 250, *Accounting Changes and Error Corrections*, the change in estimate has been accounted for prospectively. The overstatement was reversed in 2024 and no prior period amounts have been restated.

Excluding the impact of the adjustment, the share-based compensation expense for the year ended December 31, 2024, amounted to $382,279. The net impact of the adjustment resulted in a $109,039 reduction in compensation expense for the year, which is reflected in the accompanying statement of operations for 2024.

NOTE 12 – LEASES

In February 2022, the Company entered an operating lease for an office space and fulfillment center in New York City, New York. The original lease had a term of 18 months. The lease was then extended in June 2023 which extended the lease term for 24 months. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

	Amount	
Year ending December 31, 2025	$	113,400
Total future payments		113,400
Less: interest		(1,883)
Present value of lease liability	$	111,517
Months remaining as of December 31, 2024		7
Interest rate		1.3%

NOTE 13 – COMMITMENTS AND CONTINGENCIES

HEVO, INC.
NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(AUDITED)

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 14 –LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $3.5 million and $5.0 million for the years ended December 31, 2024 and 2023 and has an accumulated deficit of approximately $23.6 million and $20.2 million as of December 31, 2024 and 2023, and negative working capital of approximately $3.2 million at December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is actively executing on a strategic plan to support its long-term growth. During 2025, management has made progress in developing a robust pipeline of customer orders from fleets, automakers, and installers, with expected fulfillment extending through at least 2026. This growing pipeline is expected to provide a revenue-producing activities to support the Company's continued operations and expansion initiatives.

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 14 – SUBSEQUENT EVENTS

Conversion of Accrued Compensation Liability to Common Stock Warrants

On January 31, 2025, the Company negotiated the settlement of its outstanding accrued compensation liability (which had a balance of $1,403,921 as of December 31, 2024, recorded under "Accrued Expenses") with its employees. The liability will be replaced with an agreement to provide amended salaries and the issuance of common stock warrants. A total of 1,600,000 common stock warrants were issued as part of this settlement.

Issuance of SAFE Notes

In 2025, the Company received $359,000 in proceeds from the issuance of Simple Agreements for Future Equity (SAFEs) under a Regulation D offering. The Company also received $158,000 in proceeds from the issuance of SAFEs related to a bridge financing round.

Management's Evaluation

Management has evaluated subsequent events through May 1, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.